For Immediate Release

NORSAT SATELLITE LOCATOR APP NOW AVAILABLE FOR ANDROID

Vancouver, British Columbia – October 30, 2012 – Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments announces the launch of their Satellite Locator App for Android.  Following a successful release for iPhone in June 2012, the popular App, which enables users to locate geostationary satellites, assess obstructions and point satellite ground terminals, is now available as a free download for Android mobile phones and tablets on Google Play.  The Satellite Locator, already downloaded nearly ten thousand times for iPhone, was developed for Android to enable a greater portion of Norsat’s diverse user base to take advantage of smartphone technology to point satellite terminals, such as Norsat’s GLOBETrekkerTM system.

The customizable application enables users to locate satellites by overlaying a spatially accurate arc of satellites on a mobile phone or tablet screen.  The app also provides additional information via a complete satellite almanac.  Users launch the application and point the mobile phone or tablet at the sky to view an easy to understand graphical display of all geostationary satellites in the direction the device is pointed. As the user sweeps their device across the sky they can identify the elevation and direction of the satellite they wish to use, and use the almanac to find more information, including orbital position, azimuth, and polarization.  Any obstructions viewed between the user and the satellite can be visually identified, allowing the user to change their position or move the obstruction, in order to achieve a satellite lock.

Norsat President & CEO, Dr. Aimee Chan stated, ‘We originally developed the Satellite Locator App in response a common customer support request for assistance with satellite pointing, and after the success of the App for iPhone, we’re pleased to once again respond to our customers’ feedback with the launch of the Android App.  This launch enables us to provide a larger mobile phone user base with a simple way to locate satellites, assess any obstructions in the line of sight and mitigate certain problems when aligning their ground terminals.  The launch of the Android App is a great example of the customer focused development that we take pride in at Norsat.’

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of portable ground station satellite terminals, antennas, Radio Frequency (RF) conditioning products, microwave components, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions segment, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2808	Tel: 604 821-2809
Email: achan@norsat.com	Email: achin@norsat.com